Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8873

Item 2.	Date of Material Change

December 13, 2010

Item 3.	News Release

The press release was disseminated through the services of Marketwire.

Item 4.	Summary of Material Change

The Company announced that its common shares have been authorized for listing on the New York Stock Exchange (“NYSE”).

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

See Schedule “A” attached hereto.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

December 13, 2010

SCHEDULE “A”
FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

Toronto Stock Exchange – FR	December 13, 2010
OTCQX – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

First Majestic to List on the New York Stock Exchange

First Majestic Silver Corp. (TSX:FR) (NYSE:AG) (OTCQX:FRMSF) (the "Company" or “First Majestic”) is pleased to announce that its common shares have been authorized for listing on the New York Stock Exchange (“NYSE”). The Company expects the shares to begin trading on the NYSE on December 15, 2010 under the trading symbol “AG”. The Company will retain its primary listing on the Toronto Stock Exchange under the trading symbol “FR”.

"We're pleased to welcome First Majestic Silver Corp, a leading Canadian miner, to the NYSE," said Scott Cutler, EVP and Co-Head of U.S. Listings and Cash Execution, NYSE Euronext. "First Majestic is a welcome extension to our fast-growing roster of Canadian mining companies. The Company and its shareholders will benefit from the deep liquidity and global visibility offered to Canadian companies cross-listed on the NYSE."

“First Majestic’s increased exposure from this upcoming NYSE listing is a result of management’s continued focus to bring additional value to our broadening shareholder base,” said Keith Neumeyer, President and CEO of the Company. “We look forward to introducing First Majestic to a wider audience of investors as our profile is expanded internationally.”

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.